June 29, 2010

[Via EDGAR]

H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE 100
Washington, DC 20549

Re:	Noble Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 18, 2010
File No. 001-07964

Dear Mr. Schwall:

On June 15, 2010 the Staff of the Securities and Exchange Commission (the Staff) issued a comment letter to Noble Energy, Inc. (the Company, we, or us) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009.

The Staff’s comments and the Company’s responses thereto are as follows:

Proved Oil and Gas Reserves, page 3

1.
We note that you combine your reserves in the North Sea, Ecuador and China under the heading “Other International” and that you do not footnote that disclosure to identify and quantify the amounts attributed to those locations.  Tell us how you feel that this complies with the definition of geographic area in Item 1201 of Regulation S-K which calls for disclosure in a grouping no larger than by continent.

Response:

We agree that Item 1201 of Regulation S-K calls for disclosure in a grouping no larger than by continent; however, Item 1202(b) of Regulation S-K requires us to disclose proved reserves in the aggregate and by geographic area and for each country containing 15% or more of proved reserves.

"Other International" is comprised of Ecuador, North Sea and China and proved reserves for these locations, as of December 31, 2009, were 29, 26 and 14 MMBoe, respectively. Individually these locations range from 1.7% to 3.5% of total proved reserves and in the aggregate they represent 8.4% of proved reserves at December 31, 2009.  Therefore, we do not believe that disclosure of "Other International" reserves by country was required under Item 1202(b). Due to the immateriality of "Other International" proved reserves and the fact that disclosure of this category is not required, we do not believe strict application of the Item 1201 definition is warranted.

2.
Clarify by footnote or otherwise whether the reserves attributed to Israel include the reserves for your operations in Cyprus.  We note that you later address those locations together under the heading “Eastern Mediterranean.”

Response:

Our goal was to maintain a consistent approach throughout the document whereby “Israel” referred solely to the nation of Israel, while “Eastern Mediterranean” was defined as including both Israel and Cyprus.  In addition, on page 10, we disclose that all of our holdings in Cyprus consist of undeveloped acreage.  We do not believe the disclosure is confusing as written since it clearly refers to Israel and not Eastern Mediterranean.  However, to the extent we book reserves in Cyprus, we will provide clear disclosure in future filings.

Crude Oil and Natural Gas Properties and Activities, page 3

3.	It is not clear whether you have provided the disclosure regarding leases required by Item 1208(b) of Regulation S-K. Please advise or revise.

Response:
We respectfully direct the Staff to the Developed and Undeveloped Acreage table on page 16. We believe we have complied with Item 1208(b) of Regulation S-K by providing this table as well as footnote 2 to the acreage table.

Deepwater Gulf of Mexico, page 7

4.
In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in a spill, explosion or similar event.  For example, and without limitation, please address the following:

•	Applicable insurance policies including the applicable policy limits related to your insurance coverage;

•
Whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•
To the extent any of your contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to your obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids.

Response:

The recent Deepwater Horizon incident at the Macondo well in the deepwater Gulf of Mexico is a tragedy for the families who lost loved ones, those impacted by the ecological impacts of the oil spill, those affected by the resulting economic consequences across the Gulf Coast region and the oil and gas industry.

For a company involved in an uncontrolled deepwater well, as an operator or owner, there are numerous and significant risks including well control costs; response and clean up costs; regulatory fines and penalties; and third party claims and damages, including potential punitive damages.  Going forward (after the incident), the industry will likely be impacted by higher costs of doing business from increased regulatory, safety and oil spill response actions.  As the operator or owner of a well such as the Macondo, a company would be subject to significant costs and liabilities which would have a material impact on liquidity, credit rating, availability of credit, and perhaps, depending on developments, solvency. They would also face a significant diminution of future portfolio value.

We respectfully note that we have previously addressed a broad range of risks, including operational and financial risks, both immediate and longer term, inherent in a situation such as occurred with the Deepwater Horizon rig. See the following risk factors included in Item 1A. Risk Factors in our Annual Report on Form 10-K for our fiscal year ended December 31, 2009:

•	Exploration, development and production risks and natural disasters could result in liability exposure or the loss of production and revenues.

•	Exploration and development in the deepwater Gulf of Mexico involves significant financial risk.

•	We may not have enough insurance to cover all of the risks we face, which could result in significant financial exposure.

•	We are subject to various governmental regulations and environmental risks that may cause us to incur substantial costs.

•	Increased regulation of business practices could result in increased operating costs.

•	Exploration and development drilling may not result in commercially productive reserves.

•
Failure to effectively execute our major development projects could result in significant delays and/or cost over-runs, damage to our reputation, limitations on our growth and negative effects on our operating results.

•	Indebtedness may limit our liquidity and financial flexibility.

•	We are exposed to counterparty credit risk as a result of our receivables, hedging transactions and cash investments. and

•	We face various risks associated with the trend toward increased activism against oil and gas development activities.

In addition, in Item 1A. Risk Factors of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which was filed shortly after the explosion and sinking of the Deepwater Horizon rig, we updated our risk factors to include the following specific risk factor about the incident’s likely impact on the industry and Noble Energy:

Our operations in the deepwater Gulf of Mexico could be adversely impacted by the recent drilling rig accident and resulting oil spill.

With the spill ongoing as of today, the relief wells targeted for August and awaiting Secretary Salazar’s response to the recent court ruling on the drilling moratoria, there is significant uncertainty about the situation we will face for our reporting period ending June 30, 2010.  We plan to include a thorough discussion of the risks and potential impacts on our production, reserves, major project developments, and portfolio value as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

Specifically, in regard to the questions regarding well control, oil spill and pollution, we propose to include language similar to the following in our future filings:

“In accordance with industry practices, we maintain insurance against many, but not all, potential perils confronting our operations and in coverage amounts and deductible levels that we believe to be economic.  Consistent with that profile, our insurance program is structured to provide us an economically appropriate level of financial protection from significant unfavorable losses resulting from damages to, or the loss of, physical assets or loss of human life, liability claims of third parties, and business interruption (loss of production) attributed to certain assets and including such occurrences as well blowouts and resulting oil spills.  We maintain insurance at levels that we believe are appropriate and consistent with industry practice and we regularly review our risks of loss and the cost and availability of insurance and revise our insurance program accordingly.

We expect the future availability and cost of insurance to be impacted by the recent Deepwater Horizon incident.  Impacts could include: tighter underwriting standards, limitations on scope and amount of coverage, and higher premiums, and will depend, in part, on future changes in laws and regulations regarding exploration and production activities in the Gulf of Mexico, including possible increases in liability caps for claims of damages from oil spills.  The insurance market may be unable to provide meaningful coverage enhancements to address any significant increases in liability caps going forward.  Therefore we anticipate that less insurance coverage will be available and at a higher cost.  Although the root cause, or causes, of the Deepwater Horizon incident are unclear at this time, we believe there is a high likelihood of regulatory and/or legislative changes that will impact operations in the Gulf of Mexico. We will continue to monitor the expected regulatory and legislative response and its impact on the insurance market and our overall risk profile, and adjust our risk and insurance program to provide protection, at an economically appropriate level, against disruption to our operations and cash flows.

In accordance with industry practice, well owners generally indemnify drilling rig contractors against certain risks, such as those arising from property and environmental losses, pollution from sources such as oil spills, or contamination resulting from well blowout or fire or other uncontrolled flow of hydrocarbons.  In addition, well owners typically assume all costs of well control in the event of an uncontrolled well. Most of our domestic and international drilling contracts contain such indemnification clauses. We currently carry insurance protection for our net share of any potential financial losses occurring as a result of events such as the Deepwater Horizon incident. This protection consists of $250 million of well control, pollution cleanup and consequential damages coverage and $251 million of additional pollution cleanup and consequential damages coverage, which also covers third party personal injury and death.  Consequently if we were to experience an accident similar to the Deepwater Horizon, our total coverage for cleanup and consequential damages would be $501 million for our net share, subject to reduction for claims related to well control and third party damages. However, if an event occurs that is not covered by insurance or not fully protected by insured limits, it could have a material adverse impact on our financial condition, results of operations and cash flows.

In addition to our insurance coverages related to operations in the Gulf of Mexico, in April 2010, we notified Oil Insurance Limited (OIL), a mutual insurance company of which we are a member, that we would elect to self insure our 2010 windstorm exposure. Due to recent reductions in windstorm coverage by OIL, we now believe it is commercially more reasonable to self insure against this particular risk.  Recent abandonment activities on the Gulf of Mexico Shelf have significantly reduced our windstorm exposure as our remaining Gulf of Mexico assets are primarily subsea operations. However, we are now responsible for substantially all windstorm-related damages to these assets.”

Internal Controls Over Reserve Estimates, page 12

5.
We note that your Short-Term Incentive Plan includes quantitative targets for proved reserves additions.  Explain whether your internal controls over proved reserves address possible conflicts of interest arising from this aspect of your STIP, including whether the Vice President-Reserves receives compensation under this arrangement.

Response:

We believe that our internal controls over proved reserves provide adequate protection against possible conflicts of interest. Our internal controls include the following:

•	the Audit Committee of our Board of Directors reviews significant reserves changes on an annual basis;
•
each field representing more than 1% of total proved reserves, as well as a rotating group of smaller fields, which combined represent over 80% of our reserves, are audited by Netherland, Sewell & Associates, Inc. (NSAI) on an annual basis; and

•	NSAI is engaged by and has direct access to the Audit Committee.

The STIP is a Company-wide incentive plan and accordingly the Vice President-Reserves would be eligible for compensation under this arrangement.  Reserves are only one element of several quantitative elements included in the STIP. For the 2009 Plan, reserves represented only 14% of the bonus pool at target. However the reserve additions target was not met in 2009 and consequently there was no compensation to any participants for this particular target.

Proved Undeveloped Reserves, page 14

6.	We note that you have 7 MMBoe of PUDs that are over 5 years old. Expand your disclosure to explain why they have not been developed. See Item 1203(d) of Regulation S-K.

Response:

The 7 MMBoe of PUDs that are over five years old are related to the Noa and Noa South wells offshore Israel, which have been drilled but not completed.  Development planning for the discoveries is ongoing with first production currently expected in 2012 via the existing facilities at the Mari-B field.

The 7 MMBoe of PUDs represents 2.6% of our total PUD quantity of 270 MMBoe as of December 31, 2009.  We do not believe this amount is material and thus, disclosure under Item 1203(d) is not required.  To the extent we disclose material quantities of undeveloped PUDs over five years old in future filings, we will provide the additional disclosure required under Item 1203(d).

Exhibit 99.2

7.
Clarify whether NSAI, as part of its audit, compared its calculation of your proved reserves with yours, and what discrepancies did it accept in determining not “to take exception with the estimates, in the aggregate, as prepared by Noble.”

Response:
Field level comparisons are performed by NSAI.  On page 13 we disclosed that “On a percentage basis, the NSAI field estimates ranged from 9% above our estimates to 20% below our estimates.”  We also disclosed that “Reserves differences at December 31, 2009 were, in the aggregate, approximately 21 MMBoe, or 3%.”  These differences were considered by NSAI who, in their opinion, concluded that our estimates of proved reserves were, in the aggregate, reasonable and had been prepared in accordance with generally accepted petroleum engineering and evaluation principles.

Engineering Comments

Major Developmental Project Inventory, page 2

8.
Expand the footnote (1) to the table at the top of page 3 to clarify that barrel of equivalence is different from price equivalence – i.e., that a boe of natural gas will be priced differently than a barrel of oil.  Address this in light of current crude oil and natural gas prices.  In the alternative, provide a risk factor addressing this issue.

Response:
We propose to supplement future equivalency disclosures with a footnote similar to the following:

"This ratio reflects an energy content equivalency and not a price or revenue equivalency. Given recent commodity price differentials, the price for a barrel of oil equivalent for natural gas is significantly different from the price for a barrel of oil."

Eastern Mediterranean (Cyprus and Israel), page 10

9.
We note that in 2009 you drilled a discovery well and several appraisal wells in the Tamar field offshore Israel and you state that this is the largest discovery in your history.  We also note in the fourth quarter of 2009 you signed an agreement to sell natural gas from that field.  You also state that you are moving ahead with development and expect first production in 2012.  Please tell us whether your reserve estimates as of December 31, 2009 include quantities attributed to the Tamar field and, if so, the amount.

Response:

Our reserve estimates as of December 31, 2009 do not include any quantities attributed to the Tamar field.

Proved Reserve Disclosures, page 12

Third Party Reserve Audits, page 13

10.
You state that your third party engineering firm examined your estimates with respect to reserve categorization, using the definitions for proved reserves set forth in the recently updated Regulation S-X Rule 4-10(a) and subsequent staff interpretations and guidance.  Please tell us if your third party engineering firm reviewed or audited the technical data from the recent Aseng, Tamar and Gunflint discoveries to determine the correct category of reserves attributed to those fields.

Response:

Our third party engineering firm audited the technical data supporting the recording of PUDs related to the recent Aseng discovery. We have not recorded any proved reserves for Tamar or Gunflint.

11.
In this regard, you state that “[t]he fields audited by NSAI are chosen in accordance with company guidelines and result in the audit of a minimum of 80% of our total proved reserves.”  With a view towards possible disclosure, tell us how you select which fields to audit, whether such selection is arbitrary and the extent to which the fields included in the 2007, 2008 and 2009 audit by NSAI have varied.

Response:

We propose to address this comment in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010 with language similar to the following:

“Our practice is to select fields for audit based on size.  This selection process results in the audit of each field representing more than 1% of total proved reserves.  As a result, for each of the years 2008 – 2010, our 10 largest fields were audited, with the exception of the Aseng field, which was first audited in 2009 as no reserves had been recorded in prior years.”

Proved Undeveloped Reserves, page 14

12.
You state that you developed 23 million barrels equivalent of proved undeveloped reserves in 2009.  This represents less than 9% of your total proved undeveloped reserves at year end 2008.  Therefore, it is not clear to us how you will develop the 270 million barrels equivalent that you currently list as proved undeveloped within five years.  With a view towards disclosure, please explain this to us.

Response:

We have several significant ongoing development projects which are in various stages of completion. We expect to convert a significant amount of PUDs to proved developed reserves during 2011 and 2012.

In the deepwater Gulf of Mexico we had recorded total PUDs of 20 MMBoe at year end, 92% of which are related to our Galapagos project, which is expected to be producing in 2011.

Internationally, we had recorded total PUDs of 113 MMBoe at year end, 83% of which are in the Alba and Aseng fields.  The Alba field PUDs represent compression reserves that will be recovered from existing wells and will be reclassified to proved developed within the next five years.  The Aseng field PUDs are scheduled to be reclassified to proved developed reserves beginning in 2012.  The remainder is associated with ongoing developments in China, the North Sea and Israel.

For Onshore US, we have recorded total PUDs of 137 MMBoe at year end, 89% of which are in the Wattenberg field where we are projecting reasonable levels of increased activity with projected rig counts in line with past levels of operations.

All international and domestic wells are scheduled to be drilled within five years.

Regulations, page 18

13.	Clarify the nature of the “certain authority” that the SEC and the IRS have over your “exploration for, and production and sale of, crude oil and natural gas.”

Response:

We propose to address this comment in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010, by moving the references to the IRS, SEC and NYSE to a subsequent paragraph not tied specifically to exploration and production activities.

Proved Reserves, page 49

14.
You state that you expect future reserve additions to come from your major development projects at Aseng, Tamar and Gunflint.  Please tell us how many proved reserves you have attributed to date to each of these projects and the status of these projects at year end 2009.

Response:

At year end 2009, we had recorded no reserves at Tamar or Gunflint.  Aseng was sanctioned in 2009, and we recorded 26 MMBoe of reserves. The recording of the Aseng reserves was disclosed in footnote 3 to our Proved Oil Reserves (Unaudited) table on page 110. We are currently engaged in drilling activities at Aseng.

Exhibit 99.2

15.	Provide the disclosure regarding assumptions, data, methods and procedures used required by Item 1202(a)(8)(iv) of Regulation S-K.

Response:

We respectfully direct the Staff to the following excerpt from Exhibit 99.2, Report of Netherland, Sewell & Associates, Inc., which we believe satisfies the Staff’s request.

“In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Noble with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein.”

Thank you for providing us with the opportunity to respond to these comments.  We respectfully propose that we be allowed to incorporate these modifications into our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 or, in the alternative, in a subsequent future filing such as our Annual Report on Form 10-K for our fiscal year ending December 31, 2010, as discussed above.  Should you have any questions or wish to discuss our responses further, please feel free to contact me, at (281) 872-3100.

In providing this response, the Company acknowledges that:

·	it is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth M. Fisher
Kenneth M. Fisher
Senior Vice President and Chief Financial Officer